UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF nº 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in the manner and for the purposes of Article 157, paragraph 4, of Law 6,404/76, as amended, and pursuant to CVM Instruction No. 358/12, as amended, hereby informs the following:

Pursuant to article 15, item XV, of the Bylaws, and the CVM Instruction No. 567/15, as a result of the conversion of all preferred shares issued by the Company into common shares, approved by the Extraordinary General Meeting and ratified by the Special General Meeting of the Company's Preferred Shareholders, both held on October 1, 2020 (“Conversion”), the Board of Directors approved on this date the update of the Shares Buyback Program of the Company, approved on July 28, 2020 (“Program”), to state that, where previously there was reference to the preferred shares issued by the Company, it should be considered as a reference to the common shares issued by the Company.

Information about the Program, including those required under the CVM Instructions No. 567/15 and No. 480/09, as amended, and complementary documents are available to shareholders at the Company's headquarters, on the Company's website (http://www.telefonica.com.br/ir), as well as on CVM and Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) websites.

Finally, the Company informs that, due to the Conversion, it formalized the first amendment to the Market Maker Service Agreement signed with BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. in order to adjust its terms and conditions.

São Paulo, November 25, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687 | E-mail: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 25, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director